UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      THE READER'S DIGEST ASSOCIATION, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    755267101
                                 (CUSIP Number)

                               M. Christine DeVita
                             The Wallace Foundation
                           Two Park Avenue, 23rd Floor
                            New York, New York 10016
                                 (212) 251-9841
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Peter J. Rooney, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-7871

                                  July 23, 2003
             (Date of Event which Requires Filing of this Statement)
                      ------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 9


CUSIP No. 755267101

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification Nos. of Above Person
                The Wallace Foundation
                I.R.S. Identification No. 13-6183757

(2)     Check the Appropriate Box if a Member of Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------

(3)     SEC Use Only
                     -----------------------------------------------------------

(4)     Sources of Funds (See Instructions) OO
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]

(6)     Citizenship or Place of Organization  New York
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power  12,638,487
Shares                                      ------------------------------------
Beneficially             -------------------------------------------------------
Owned by        (8)      Shared Voting Power  None
Each                                          ----------------------------------
Reporting                -------------------------------------------------------
Person          (9)      Sole Dispositive Power  12,638,487
With                                             -------------------------------
                         -------------------------------------------------------
                (10)     Shared Dispositive Power  None
                                                   -----------------------------
                         -------------------------------------------------------
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  12,638,487
                                                                     -----------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
                              --------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)  12.9%
                                                            --------------------

(14)    Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------


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                                                                     Page 3 of 9


         This Amendment No. 1 amends and supplements the Report on Schedule 13D originally filed on December 19, 2002 (the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Reader's Digest Common Stock") of The Reader's Digest Association, Inc. (hereinafter referred to as "Reader's Digest" or the "Issuer"). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background

         The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         This statement is being filed by The Wallace Foundation, a corporation organized under the Not-for-Profit Corporation Law of the State of New York (the "Reporting Person").

         The Reporting Person's principal business offices are located at Two Park Avenue, 23rd Floor, New York, New York 10016.

         The Reporting Person was formerly the Lila Wallace-Reader's Digest Fund, Inc. (the "Lila Wallace Fund") and the DeWitt Wallace-Reader's Digest Fund, Inc. (the "DeWitt Wallace Fund," and together with the Lila Wallace Fund, hereinafter referred to as the "Funds"). On April 18, 2003, the Lila Wallace Fund was merged into the DeWitt Wallace Fund, which then changed its name to "The Wallace Foundation."

         During the last five years, the Reporting Person has not been, and, to the best of the Reporting Person's knowledge, none of its directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The name, residence or business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of the Reporting Person is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         On October 15, 2002, Reader's Digest and the Funds entered into a Recapitalization Agreement, pursuant to which Reader's Digest and the Funds agreed to effect a series of transactions pursuant to which (a) all shares of Class B Voting Common Stock of Reader's Digest (the "Class B Stock") and Class A Nonvoting Common Stock of Reader's Digest (the "Class A Stock") would be recapitalized into one class of voting common stock by means of a merger of a wholly-owned subsidiary of Reader's Digest into Reader's Digest, with


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                                                                     Page 4 of 9


Reader's Digest surviving, and (b) in consideration for the recapitalization, Reader's Digest agreed to purchase from the Funds 4,597,701 shares of Class B Stock for an aggregate of $99,999,996.75.

         On December 13, 2002, immediately prior to the merger, Reader's Digest purchased 4,597,701 shares of Class B Stock from the Funds, after which time the Funds beneficially owned 1,618,381 shares of Class B Stock and 10,664,063 shares of Class A Stock. Such shares were subsequently recapitalized into 12,638,487 shares of Reader's Digest Common Stock pursuant to the merger. Specifically, pursuant to the merger agreement, (a) each share of Class A Stock either issued and outstanding or held by Reader's Digest as treasury stock, including the 10,664,063 shares held by the Funds, immediately prior to the effective time of the merger was automatically converted into one share of Reader's Digest Common Stock, and (b) each share of Class B Stock either issued and outstanding or held by Reader's Digest as treasury stock, including the 1,618,381 shares held by the Funds, immediately prior to the effective time of the merger was automatically converted into 1.22 shares of Reader's Digest Common Stock.

         The description herein of the Recapitalization Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as
Exhibit 99(a) and is incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction

         The response set forth in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The Reporting Person acquired the shares of Reader's Digest Common Stock pursuant to the merger described in Item 3. Pursuant to the Recapitalization Agreement, the Reporting Person has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended (the "Securities Act"), in order to permit the sale by the Reporting Person of any shares of Reader's Digest Common Stock. The description herein of the Recapitalization Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 99(a) and is incorporated herein by reference in its entirety. On July 23, 2003, Reader's Digest filed a Registration Statement on Form S-3 under the Securities Act (the "Form S-3") in connection with the possible registered underwritten secondary offering (the "Offering") by the Reporting Person of up to all of the 12,638,487 shares of Reader's Digest Common Stock owned by the Reporting Person, including up to 1,648,498 shares that the proposed underwriters would have the option to purchase to cover overallotments.

         The Reporting Person currently intends to effect an underwritten public offering of up to all of its shares of Reader's Digest Common Stock pursuant to the Form S-3. However, the Reporting Person also intends to review continuously its investment in the Issuer on the basis of various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities available to the Reporting Person. Based upon such review, the Reporting Person will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, which may include continuing to own some or all of its shares of

Reader's Digest Common Stock.

         Other than as described above, the Reporting Person does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above (although the Reporting Person reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

         The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The Wallace Foundation is the beneficial owner of 12,638,487 shares of Reader's Digest Common Stock, which represents approximately 12.9% of the shares of Reader's Digest Common Stock outstanding (based on the number of shares of Reader's Digest Common Stock outstanding on July 11, 2003, as set forth in the Form S-3). The Wallace Foundation has sole voting and dispositive power with respect to such shares of Reader's Digest Common Stock.

         Except as described herein, or in Schedule B hereto, neither The Wallace Foundation nor, to the best of The Wallace Foundation's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of the Issuer during the past 60 days.

Item 7.  Materials to be Filed as Exhibits

         Exhibit 99(a) Recapitalization Agreement, dated as of October 15, 2002, by and among the DeWitt Wallace-Reader's Digest Fund, Inc., the Lila Wallace-Reader's Digest Fund, Inc. and The Reader's Digest Association, Inc. (incorporated by reference to Appendix A to the Issuer's proxy statement/prospectus dated November 12, 2002).


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                                                                     Page 6 of 9


                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 5, 2003                                  THE WALLACE FOUNDATION




                                                By:  /s/ M. Christine DeVita
                                                    ----------------------------
                                                     Name:  M. Christine DeVita
                                                     Title:  President


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                                                                     Page 7 of 9



                                    SCHEDULES

         Schedules A and B are hereby deleted in their entirety and replaced with the following:

                                   SCHEDULE A

                             THE WALLACE FOUNDATION

                               BOARD OF DIRECTORS

Gordon M. Ambach                                Laraine S. Rothenberg
P.O. Box 261                                    Partner, Fried, Frank, Harris,
Bondville, VT 05340                             Shriver & Jacobson
                                                One New York Plaza, 29th Floor
                                                New York, NY 10004


W. Don Cornwell                                 Joseph Shenker
Chief Executive Officer, Granite                Provost, Long Island University
Broadcasting Corporation                        C.W. Post Campus
767 Third Avenue, 34th Floor                    720 Northern Blvd.
New York, NY 10017                              Brookville, NY 11548


M. Christine DeVita                             Walter V. Shipley
President, The Wallace Foundation               Chairman, The Wallace Foundation
2 Park Avenue, 23rd Floor                       270 Park Avenue, 9th Floor
New York, NY 10016                              New York, NY 10017


Susan J. Kropf                                  C. J. Silas
President and Chief Operating Officer,          P.O. Box 2127
Avon Products, Inc.                             Bartlesville, OK 74005
1345 Avenue of the Americas, 27th Floor
New York, NY 10105


Peter C. Marzio
Director, The Museum of Fine Arts, Houston
1001 Bissonet
Houston, TX 77005


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                                                                     Page 8 of 9



                               EXECUTIVE OFFICERS

M. Christine DeVita
President, The Wallace Foundation
2 Park Avenue, 23rd Floor
New York, NY 10016


Mary E. Geras
Director of Finance & Assistant Treasurer
The Wallace Foundation
2 Park Avenue, 23rd Floor
New York, NY 10016


Rob D. Nagel
Director of Investments & Treasurer,
The Wallace Foundation
2 Park Avenue, 23rd Floor
New York, NY 10016


Walter Shipley
Chairman, The Wallace Foundation
270 Park Avenue, 9th Floor
New York, NY 10017


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                                                                     Page 9 of 9



                                   SCHEDULE B

                        BENEFICIAL OWNERSHIP OF SHARES OF
                      THE READER'S DIGEST ASSOCIATION, INC.


                                                                     Shares of
                                                                     ---------
Name of Beneficial Owner(1)                                         Common Stock
---------------------------                                         ------------

M. Christine DeVita................................................   10,400

Laraine S. Rothenberg..............................................      100

Walter Shipley.....................................................    3,000

C. J. Silas........................................................    8,600

-----------
(1)     "Beneficial ownership" has been determined in accordance with rule
13d-3 under the Securities Exchange Act of 1934. Each director or officer has sole voting and dispositive power over the shares shown. Each director or executive officer beneficially owns less than 1% of the total outstanding shares of Reader's Digest Common Stock. All directors and executive officers as a group own less than 1% of the total outstanding shares of Reader's Digest Common Stock.